ASX/Media RELEASE	2 January 2007

pSivida released from loan covenant

pSivida's lender agrees to release the Company from loan covenant necessary to complete specified financing transactions with
Nordic Biotech Advisors and gives other relief

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) announces that it is has entered into an agreement with its principal institutional lender whereby the lender has agreed to a general forbearance with respect to any defaults through to and including the earlier of the closing of the Nordic Biotech Advisors (Nordic) transaction or March 31, 2007, subject to the satisfaction of closing conditions:

•
The lender has agreed to allow the Company to transfer or grant security interests in the Company’s MedidurTM and Mifepristone assets which would be necessary to complete specified financing transactions with Nordic;

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The lender agreed to forego the interest payment due on January 2, 2007 in favor of adding approximately US$309k (AU$391k) to the principal amount of the loan [representing the value of the American Depository Receipts (ADSs) with which the Company would have issued to satisfy the payment had it met certain conditions allowing it to pay with ADSs);

•	The lender agreed to defer the Company’s scheduled payment of US$800k (AU$1m) for prior registration delay penalties until the earlier of the closing of the Nordic transaction or March 31, 2007;

•	The lender agreed to forgive US$770k (AU$973k) of additional registration delay penalties accruing through the earlier of the closing of the Nordic transaction or March 31, 2007;

•	The lender agreed to amend the Company’s loan covenants to release it from the obligation to satisfy a minimum cash balance test of 30% of the outstanding principal until March 31, 2007; and

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The lender agreed that the Company would have until ten days after the earlier of the closing of the Nordic transaction or March 31, 2007 to file a registration statement with respect to securities issuable on exercise of the lender’s warrants.

In return for the foregoing, the Company has issued to the lender warrants to purchase 1.5 million ADSs over 5 years with an exercise price of US$2.00 per ADS and has agreed, upon receipt of required approvals, including shareholder approval, and satisfaction of other standard conditions, to issue additional warrants to purchase 4.0 million ADSs over 5 years with an exercise price of US$2.00, subject to adjustment based on the final terms of the Company’s transaction with Nordic.

The Company expects to close definitive documents with Nordic Biotech Advisors for a US$4.0m (AU$5.1m) corporate investment in the Company and a US$22.0m (AU$27.8m) investment over time in a ‘Special Purpose Vehicle’ that is expected to fully fund the Company’s portion of costs to develop MedidurTM for the treatment of the chronic eye disease diabetic macular edema.

THIS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO BUY ANY SECURITIES.

-ENDS-

Released by:

pSivida Limited Brian Leedman Director of Investor Relations pSivida Limited Tel: + 61 412 281 780 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Accent Marketing Limited Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 76 patent families, 95 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This document contains forward-looking statements that involve risks and uncertainties including with respect to the potential signing of definitive agreements with Nordic on the terms contemplated by the Company and its lender; the satisfaction by the Company of the conditions to the waivers and consents offered by the lender; and potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: failure of the company to successfully close the transaction with Nordic contemplated by the Memorandum of Understandings with Nordic on the terms contemplated or at all; and the failure of the Company to obtain the requisite shareholder approvals to complete the Nordic transactions and the issuance of the warrants to the Company’s lender. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.